OFA Group

Unit B, 16/F, Easy Tower, 609 Tai Nan West Street,

Cheung Sha Wan, Hong Kong

VIA EDGAR

February 20, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer
Joel Parker
Jenna Hough
Erin Jaskot

Re:	OFA Group
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted January 14, 2025
CIK No. 0002036307

Ladies and Gentlemen:

OFA Group (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 4, 2025, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on January 14, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a registration statement (the “Registration Statement”) with this response letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted January 14, 2025

Prospectus Summary, page 1

1.

We note your revisions in response to prior comment six. However, it is still unclear whether you are currently engaged in discussions with Houzz about your potential role as a “strategic partner for Asian market expansion.” Please tell us, and clearly disclose, the date you entered into discussions with Houzz about such role, the progression and status of such discussions, and whether you and Houzz have discussed the specific role of strategic partner and the obligations and responsibilities of such a role. If you intend to engage in discussions with Houzz, or you have contacted Houzz but have not engaged in negotiations with Houzz over such a role, please remove your disclosure regarding the specifics of such a role and make clear that Houzz has not entered into any discussions, negotiations or agreements with you related to this role. If you have not engaged in any such discussions with Houzz, please tell us why you believe it is appropriate to discuss the proposed role prior to engaging with Houzz about the role.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 1, 13, and 54 of the Registration Statement.

We may become subject to a variety of PRC laws and other regulations regarding data security… page 22

2.	We note your revisions to prior comment 5 and reissue in part. Here and throughout the prospectus, you disclose you have been advised by law firms on certain legal matters. In doing so, it appears you are relying on the opinion of counsel as an expert. As such, please revise these disclosures to characterize them as opinions of counsel.

Response: In response to the Staff’s comment, we have revised the disclosures throughout the Registration Statement.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lijia Sanchez, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Larry Wong
Name:	Larry Wong
Title:	Chief Executive Officer

cc:	Lijia Sanchez, Esq.